File No. 70-9555

As filed with the Securities and Exchange Commission on January 10, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT No. 3
To
FORM U-1
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

(Name of company filing this statement
and address of principal
executive offices)

Dominion Resources, Inc.

(Name of top registered holding company
parent of each applicant or declarant)

James F. Stutts
Vice President and
General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(Name and address of agent for service)

The Commission is also requested to send copies of any
communication in connection with this matter to:

Sharon L. Burr, Esq. Senior Counsel Dominion Resources Inc. 120 Tredegar Street Richmond, VA 23219	John D. McLanahan Troutman Sanders 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

POST EFFECTIVE AMENDMENT NO. 3

TO

APPLICATION-DECLARATION
FOR APPROVAL OF

TAX ALLOCATION AGREEMENT

Amendment No. 2 to the foregoing Application/Declaration is hereby amended and restated to read in its entirety as follows:

Item 1. Description of Proposed Transaction.

BACKGROUND

Dominion Resources, Inc. ("DRI"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), amends the foregoing application to supplement the record and to request that the Commission release jurisdiction it reserved over a proposed tax allocation agreement ("Agreement"). The Commission previously reserved jurisdiction over the Agreement in its order dated December 28, 2001 (File No. 70-9555). DRI respectfully requests that the Commission authorize the use of the Agreement as revised to reflect the proposed changes described below ("proposed Agreement").

By order dated December 15, 1999, (File No. 70-9517), the Commission authorized the merger ("Merger") of Consolidated Natural Gas Company ("Old CNG"), also a registered holding company under the Act, into a wholly-owned subsidiary of DRI, which subsidiary as the survivor of the Merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000.

ACQUISITION INDEBTEDNESS

In the Merger, DRI acquired the outstanding shares of Old CNG common stock for $6.4 billion, consisting of approximately 87 million shares of DRI common stock and approximately $2.9 billion in cash. In addition, in connection with the acquisition, DRI shareholders exchanged approximately 33 million shares of DRI common stock for $1.4 billion. By orders dated December 15, 1999 (File No. 70-9517) and May 24, 2001 (File No. 70-9555), the Commission authorized DRI and its subsidiaries to engage in a program of external financing and intrasystem financing, and other related transactions, through December 31, 2004 (pursuant to the May 24, 2001 order). Pursuant to those orders, DRI issued securities and borrowed money as described below in order to raise funds to pay for the acquisition of CNG.

"Acquisition Indebtedness" means indebtedness incurred by DRI to finance the acquisition (including related costs) by Dominion Resources, Inc. of all of the issued and outstanding stock of CNG and any renewals or extensions thereof. Acquisition Indebtedness also includes indebtedness incurred by DRI for the purpose of refinancing the indebtedness relating to the acquisition (including related costs) of all of the issued and outstanding stock of CNG.

In January 2001, DRI issued $300 million of 8.4% Capital Securities due in January 2031 and $1 billion of 2-year fixed rate 6% notes to refinance the remaining bridge financing.

DRI initially financed the acquisition with bridge financing consisting of a $3.5 billion commercial paper program backed by a short-term credit facility and $1 billion of short-term, privately placed money market notes. At September 30, 2002, DRI issued the following securities, the proceeds of which were used to refinance a portion of the bridge financing:

$700 million of 10-year fixed rate 8.125% notes
$700 million of 5-year fixed rate 7.625% notes
$400 million of 3-year notes fixed rate 7.60% notes
$250 million of 14-year fixed rate 7.82% remarketable notes
$520 million of 10-year fixed rate 5.7% notes
$413 million of Premium Income Equity Securities 1

The above refinancing included $70 Million in refinancing costs including premiums and fees.

At September 30, 2002 the total ("Acquisition Indebtedness") amounted to $4.3 billion. DRI's projected interest expense related to the Acquisition Indebtedness for the years ended December 31, 2000, 2001 and 2002 is approximately $152 million, $304 million and $308 million, respectively.

PROPOSED TAX ALLOCATION AGREEMENT

DRI requests that the Commission authorize DRI and its subsidiaries to enter into the proposed Agreement, a draft of which is filed as Exhibit B. Under the proposed Agreement, DRI intends to allocate the consolidated income tax among all associate companies based on each company's separate return tax liability or refund in such a manner as to assure that each subsidiary's share of consolidated income tax does not exceed its "separate return tax" as defined in Rule 45(c)(2). However, the proposed Agreement also provides that any tax benefits associated with all or a portion of the Acquisition Indebtedness, as that term is defined in the proposed Agreement will be allocated to DRI only and not to the subsidiaries as contemplated by Rule 45(c)(5). Although the allocation of the tax benefits to DRI is not in strict compliance with Rule 45(c), DRI believes, for the reasons stated below, that such tax sharing does not violate the original intent of Rule 45(c), that the treatment is consistent with the Commission's treatment of holding company expenses, and as such, the Commission should grant it relief to enter into the proposed Agreement.

RULE 54

DRI currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2002, DRI's "aggregate investment", as defined in Rule 53(a)(1), in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), was approximately $2,967.4 million (of which approximately $2,959.1 million was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that DRI 's financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its "average consolidated retained earnings" plus $4.5 billion would not have either of the adverse effects set forth in Rule 53 (c). At September 30, 2002, DRI's "average consolidated retained earnings" were $1,102.3 million.

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Registered trademark of Lehman Brothers, Inc.

See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the "Rule 53 (c) Order"). DRI continues to assert that its investment in EWGs and FUCOs will not adversely affect the DRI system.

In addition, DRI and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

(i) The DRI system maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, DRI has undertaken to provide the Commission access to such books and records and financial statements as it may request;

(ii) No more than 2% of the employees of DRI's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

(iii) DRI has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of DRI's public utility subsidiaries;

(iv) Neither DRI nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

(v) DRI's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, DRI did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of DRI's consolidated retained earnings.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of DRI's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the DRI system, or an adverse impact on DRI's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of DRI's overall financial condition which took into account, among other factors, DRI's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate DRI's EWG and FUCO investments have been profitable for all quarterly periods ending March 31, 2000 through September 30, 2002. DRI's EWG and FUCO investments also were profitable for the period from December 31, 2001 through September 30, 2002. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, DRI's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and preferred stock). As of September 30, 2002, the consolidated capitalization ratios of DRI, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of September 30, 2002
%
Common shareholders' equity	34.8
Preferred stock	5.9
Long-term and short-term debt	59.3
100

DRI's consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,420 million as of September 30, 2002 and grew from $922 million as of December 31, 2001 to $1,420 million as of September 30, 2002. DRI's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $1,461.8 million in revenues from March 31, 2000 through September 30, 2002, and net income of $362.3 million for the same period. DRI's EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to September 30, 2002 were $555.1 million and $78.7 million, respectively. Accordingly, since the date of the Rule 53 (c) Order, the capitalization and earnings attributable to DRI's investments in EWGs and FUCOs has not had an adverse impact on DRI's financial integrity.

RETENTION OF JURISDICTION

DRI requests that the Commission continue to reserve jurisdiction over the other authority and matters over which it reserved jurisdiction in its order dated December 28, 2001 (File No. 70-9555), including the effect of recharacterization of public utility assets as eligible facilities or their transfer to EWGs and the remaining increased authority to invest in EWGs and FUCOs sought in this proceeding.

Item 2. Fees, Commissions and Expenses

The fees and expenses incurred associated with this amended Application are estimated as $25,000.00.

Item 3. Applicable Statutory Provisions

OVERVIEW

Pursuant to Section 12(b) of the Act, it is unlawful for any registered holding company or subsidiary to lend or in any manner extend its credit to or indemnify any company in the same holding-company system "in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder."2

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2 15 U.S.C. Section 791(b); Act of 8/26/35, c. 687 Section 687, Section 12, 49 Stat. 823.

Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to, indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with Rule 45(c). To the extent that a tax allocation agreement does not comply with the requirements of Rule 45(c) it must be (and in specific cases, has been) approved by the Commission under Section 12(b) and rule 45(a).

Under Rule 45(c)(2) the consolidated tax may be apportioned among the members of the group in proportion to either the corporate taxable income of each member or the separate return tax of each member, but, in either case, the tax apportioned to any subsidiary shall not exceed the "separate return tax" of that subsidiary. As such, the amount of consolidated tax allocated to any member of the consolidated group cannot exceed the amount of tax that subsidiary would have paid computed as though it were not a member of a consolidated group.

Rule 45(c)(4) provides that an allocation agreement may exclude companies not having positive corporate taxable income for the year (i.e., loss subsidiaries) from the allocation provided for under Rule 45(c)(2), provided that the agreement contains an "appropriate and equitable provision for preserving to each subsidiary company so excluded the equivalent of any rights which such company would have had under the applicable tax law, had it filed a separate return to use in other years any loss or credit availed of by the group through the consolidated return."

As an alternative to Rule 45(c)(4), Rule 45(c)(5) provides that a tax allocation agreement may include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. However, Rule 45(c)(5) goes on to provide that "an agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. In addition, the agreement must also provide a method of apportioning such payments, and for the carrying over of uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may also assign priorities to specific kinds of benefits.

Under Rule 45(c)(5) therefore, only "subsidiary companies" may be paid for their negative tax allocation. Conversely, any company that does not meet the definition of "subsidiary company" (i.e., the holding company in a holding company system) may not receive "current payment of its corporate tax credits". DRI's proposed Agreement adopts the Rule 45 (c)(5) allocation method, except that, under the proposed Agreement DRI will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to the interest expense on the acquisition debt, rather than reallocate that tax savings to its subsidiary companies. In this respect, the proposed Agreement does not comply with all of the requirements of Rule 45(c). The proposed Agreement will therefore have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Indebtedness to the entity that is legally obligated for its payment - DRI, as guarantor of the Acquisition Indebtedness. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to many of DRI's subsidiaries will not exceed the "separate return tax" of such subsidiary (the "separate return limitation"). Thus, the proposed Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member of the group than such company would otherwise pay on a separate return basis.

PROPOSED AGREEMENT DOES NOT VIOLATE THE INTENT AND PURPOSE OF THE 1981 AMENDMENTS TO RULE 45

DRI believes that permitting DRI to keep the tax benefits associated with its Acquisition Indebtedness does not violate the intent and purpose of the 1981 amendments to Rule 45. In its 1981 release, the Commission indicated that the distinction between "associate companies" and "subsidiary companies" was intended to preclude the holding company from sharing in the consolidated return savings. The Commission stated, "[e] xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the Act."3 The Release goes on to explain that "[t] he corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charges or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem inconsistent with Section 13(a)." In essence, the Commission based its proposed rule change on the need to counter abusive allocations of expense reimbursements, which are prohibited under Section 13(a).

However, abusive expense allocations are not the issue in DRI's case. First of all, DRI's taxable losses result primarily from its interest expense incurred on acquisition indebtedness. In fact on its separate 2000 federal income tax return, DRI interest expense comprised approximately 90% of the total tax deductions. As indicated above, the interest expense was related to debt that was incurred in order to purchase and carry DRI's investments in its subsidiaries, the liability for which is solely DRI's. The subsidiaries have no liability for the debt. The debt was not incurred to fund the operations of any of the subsidiaries and the subsidiaries are not obligated in any manner with respect to the repayment of the debt. The debt is also unsecured. As such, the lenders have no rights to the assets owned by the subsidiaries or any security interest in or claim on the assets (including the common stock of the subsidiaries) owned by DRI. In summary, the Acquisition Indebtedness incurred by DRI was incurred as investment debt, the repayment of which will come from the investment income realized by DRI in the form of dividends paid from current and accumulated retained earnings of its subsidiaries as permitted by Rule 46.4

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3 HCAR No. 21767, Oct. 29, 1980

4 By Commission order dated October 5, 2000, CNG was authorized to pay dividends out of its paid-in capital account to DRI. The amount of such dividends is limited to CNG's retained earnings immediately prior to its merger with a subsidiary of DRI on January 28, 2000. See HCAR No. 27242.

DRI is not seeking to recover its corporate costs from its subsidiaries nor are the subsidiaries reimbursing DRI for its interest expenses. Instead, DRI simply wishes to allocate the tax benefits provided to the appropriate entity that incurred the costs. The Commission has also indicated that the Act does not dictate the result in Rule 45(c) and that the Commission has discretion in approving tax allocation agreements that do not strictly comply with Rule 45(c), so long as the policies and provisions of the Act are satisfied.5 In The National Grid Group plc, HCAR No. 27154 (Mar. 15, 2000), the Commission stated that "if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a)". In this respect, if the Commission finds that DRI's proposal to keep the tax benefits associated with its Acquisition Indebtedness expenses are not abusive or exploitative, the Commission has the authority to grant relief.

Finally, the tax allocation method used in the proposed Agreement is consistent with the separate return limitation required under Rule 45(c)(2) and will not impact the rates or revenue requirements of the utility subsidiaries of DRI. As such, the Agreement does not result in the utility subsidiaries subsidizing the operations of non-utility subsidiaries, nor does it provide a subsidy to the utility subsidiaries by the non-utility subsidiaries.

RULE 45(C)(5) METHOD OF ALLOCATION CREATES ACCOUNTING IRREGULARITIES THAT ULTIMATELY RESULT IN UNINTENDED CONTRIBUTIONS TO CAPITAL.

Under Rule 45(c)(5), "associate companies" with a positive allocation are required to pay the amount allocated, but only subsidiaries companies (i.e., non-holding companies) may receive current payment for their corporate tax credits. Rule 45(c)(5) goes on to require that the agreement shall provide a method of apportioning such payments. Most companies have, as a result, devised methods to apportion the tax benefits of the holding company to those subsidiaries with a positive tax allocation, including non-utility subsidiaries. As a result, the cash payments made by those companies that initially have positive tax allocations, and who receive an allocated portion of the Holding Company's tax benefit, are reduced by the portion of tax benefits allocated to them, resulting in a lower payment.

However, for financial reporting purposes, the provision for income taxes that appears on the financial statements of a respective company within a holding company system is unaffected by the allocation of the Holding Company's tax cash benefits required under Rule 45(c)(5). Those companies that receive an allocation under their respective tax allocation agreement will pay less than the actual taxes accrued for the period. Likewise, the holding company does not receive any payment for the tax benefits recorded on the balance sheet. As a result, both the holding company and the companies within the group that participated in the allocation of the holding company's tax benefits will record tax benefits or tax liabilities, respectively, that will not be received or paid leaving a balance to be adjusted.

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5 "Staff Recommendations and Examination Findings of Service Companies under The Public Utility Holding Company Act of 1935," Report of the Staff of the Office of Public Utility Regulation, Division of Investment Management, U.S. Securities and Exchange Commission, June 2001.

There appear to be only two remedies to this situation. One would be to adjust the tax provisions, and as a result, the net income of the respective companies. We believe that this method is inappropriate and clearly exceeds the intent and purpose of Section 13(a) and Rule 45(c). The other would be to record a contribution to capital by the holding company to the subsidiary on the books of holding company and subsidiary. The holding company's adjustment would transfer the tax benefit receivable to the respective "investment in subsidiaries" account while the subsidiary would transfer the balance in the taxes payable account to the "additional paid in capital" account.

Item 4. Regulatory Approval

No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed Agreement.

Item 5. Procedure

It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

(a) Exhibits

B Form of Tax Allocation Agreement

F Legal Opinion

(b) Financial Statements

Financial statements are not submitted with respect to the authorizations requested herein due to the nature and immaterial effect thereof on DRI's financial statements on a consolidated basis. However, DRI will furnish any financial information that the Commission shall request.

Item 7. Information as to Environmental Effects

The authorizations requested herein do not involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321, et seq. The only federal actions pertain to the Commission's approval of an amendment to this Application-Declaration seeking authorization to engage in certain financing and tax activities under the 1935 Act. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.
By: /s/ James Stutts James F. Stutts Vice President and General Counsel
Date: January 10, 2003

EXHIBIT B

CONSOLIDATED FEDERAL INCOME TAX
ALLOCATION AGREEMENT AMONG MEMBERS OF THE
DOMINION RESOURCES, INC. AFFILIATED GROUP

WHEREAS, Dominion Resources Inc., a corporation organized under the laws of the State of Virginia ("DRI") and a registered holding company under the Public Utility Holding Company Act of 1935 ("Act"), together with its subsidiary companies, direct and indirect, listed in Appendix A, comprise the members of the DRI consolidated group which will join annually in the filing of a consolidated Federal income tax return, and it is now the intention of DRI and its subsidiaries, direct and indirect, (hereinafter collectively referred to as the "DRI Group"), to enter into an agreement for the allocation of current federal income taxes; and

WHEREAS, certain members of the DRI Group will join annually in the filing of certain consolidated state income tax returns (to the extent permitted or required under applicable state income tax laws), and it is now the intention of the DRI Group to enter into an agreement for the allocation of current state income taxes; and

WHEREAS, by order dated [______________], 200_, the Securities and Exchange Commission has authorized DRI and its subsidiaries to enter into this agreement as of January 28, 2000 and to allocate consolidated income taxes in the manner herein provided; and

NOW, THEREFORE, each member ("Member") of the DRI Group does hereby covenant and agree with one another that the current consolidated income tax liabilities of the DRI Group shall be allocated as follows:

ARTICLE I.
DEFINITIONS AND INTERPRETATION
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Section 1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided, the following terms shall have the following respective meanings:

"Acquisition Indebtedness" means indebtedness incurred by Dominion Resources, Inc. to finance the acquisition (including related costs) by Dominion Resources, Inc. of all of the issued and outstanding stock of Consolidated Natural Gas Company and any renewals or extensions thereof. Acquisition Indebtedness also includes indebtedness incurred by Dominion Resources, Inc. for the purpose of refinancing the indebtedness relating to the acquisition (including related costs) of all of the issued and outstanding stock of Consolidated Natural Gas Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Consolidated Group" means Dominion Resources, Inc. and all of its subsidiaries which, from time to time, may be included in any (i) federal income tax return filed by Dominion Resources, Inc. in accordance with sections 1501 and 1502 of the Code or(ii) Other Return.

"Consolidated Return" means any consolidated federal income tax return or Other Return filed by DRI whether before or after the date hereof, which includes one or more Members of the DRI Group in a consolidated, combined or unitary group of which DRI is the common parent.

"Consolidated Return Year" means any period during which DRI files a consolidated federal income tax return or Other Return that includes one or more Members of the DRI Group in a consolidated, combined or unitary group of which DRI is a common parent.

"Consolidated Taxable Income" is the taxable income of the DRI Group as computed for federal or state income tax purposes.

"Consolidated Tax Liability" means, with reference to any taxable period, the consolidated, combined or unitary tax liability (including any interest, additions to tax and penalties) of the Consolidated Group for such taxable period (including the consolidated federal income tax liability and other consolidated, combined or unitary liability for Other Taxes).

"Corporate Taxable Income" means the income or loss of an associate company for a tax year computed as though such company had filed a separate return on the same basis as used in the Consolidated Return, except that dividend income from associate companies shall be disregarded, and other intercompany transactions eliminated in the Consolidated Return shall be given appropriate effect.

"Designated Official" means the Vice President, Tax of DRI or such other official assigned the responsibilities of Vice President, Tax of Dominion Resources, Inc.

"Other Return" means any consolidated, combined or unitary return of Other Taxes filed by DRI or another Member of the Dominion Resources, Inc. Group, whether before or after the date hereof, which covers the operations of one or more Members of the DRI Group.

"Other Taxes" means any taxes (including any interest and penalties) payable by DRI or another Member of the DRI Group to the government of any state, municipal or other political subdivision, including all agencies and instrumentalities of such government.

"Person" means any individual, partnership, form, corporation, limited liability company, joint stock company, unincorporated association, joint venture, trust or other entity or enterprise, or any government or political subdivision or agency, department or instrumentality thereof.

"Regulations" means the Treasury Regulations promulgated under the Code.

"Separate Return Tax" means the tax on the Corporate Taxable Income of a corporation which is a Member computed for purposes of this Agreement as though such company were not a Member of a consolidated group.

Section 1.2 References, Etc. The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined herein in the singular shall have the same meanings in the plural and vice versa. All References herein to any Person includes such Person's successors and assigns. All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement. For purposes of this Agreement, Finance will not be treated as a Member of the Dominion Resources, Inc. Group and all items of income, deduction, loss, credit or any other tax attribute of Finance shall be treated as an item of income, deduction, loss, credit or tax attribute of Dominion Resources, Inc. In this Agreement, unless a clear contrary intention appears the word "including" (and with correlative meaning "include") means "including but not Limited to".

ARTICLE II.

Preparation and Filing of Tax Returns; Allocation of Taxes

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Section 2.1 Federal Returns.

(a) A U.S. consolidated federal income tax return shall be prepared and filed by DRI for each taxable year in respect of which this Agreement is in effect and for which the Consolidated Group is required or permitted to file a consolidated federal income tax return. DRI and all its subsidiaries shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of such returns.

(b) (i) The Consolidated Group will elect, on a timely basis, in accordance with Code Section 1552(b) and Section 1.1552-1(c)(2) of the Regulations to allocate its consolidated tax liability (other than alternative minimum tax ("AMT") and its related credits) among its Members under the method described in Sections 1.1502-33(d)(3) and 1.1552-1(a)(2) commencing with the consolidated taxable year ended December 31, 2000. The fixed percentage to be used for purposes of Regulations section 1.1502-33(d)(3)(i) is 100%. The general effect of such method is to first allocate the consolidated tax liability among the Members of the Consolidated Group on the basis of the percentage of the total consolidated tax which the tax of such Member (other than AMT and its related credits) if computed on a separate return basis would bear to the total amount of the taxes (other than AMT and its related credits) for all Members of the group so computed. Then such method allocates an additional amount (the "Tax Benefit Amount") to each Member up to, but not greater than, the excess, if any, of its Separate Return Tax liability (other than AMT and its related credits) over the amount allocated to such Member in the previous sentence. The total of the Tax Benefit Amounts allocated to Members shall result in payments to, and an increase in the earnings and profits of, the Members who had items of deduction, loss or credits to which such Tax Benefit Amount is attributable. This election is intended to comply with Rule 45(c)(5) under the Act, as modified by Section 2(d) below.

(ii) The allocation of the alternative minimum tax liability incurred by the DRI Group and the resulting minimum tax credit shall be allocated in the manner set forth in Proposed and Temporary Treasury Regulation Sections 1.1502-55. This method generally allocates (i) any AMT paid by the Dominion Resources, Inc. Group based on the relative separate adjusted AMT of each Member and (ii) the minimum tax credit (AMTC) on the basis of the AMT previously assigned to such Member and assuming that AMTC is utilized on a "first in/first out" methodology, and that to the extent that AMTC arising in one year is not fully utilized, such AMTC is utilized proportionately by the Members previously assigned AMT for that year.

(c) Each Member's allocable share of the consolidated income tax liability as determined in Section 2.1(b) hereby shall be used in both (i) the determination of each Member's earnings and profits and (ii) determining the amounts to be paid (as provided in Section 3.4 of this Agreement) by Members to DRI with respect to each Member's share of the Consolidated Group's Tax liability and payments from DRI to Members with respect to the use of a Member's tax attributes.

(d) (i) The aggregate of all amounts paid by Members of the Consolidated Group (the "Paying Members") as a result of the excess of each Members' Separate Return Tax liability (as determined under Section 1.1552-1(a)(2)(ii) of the Regulations) over the amount allocated to such Member as its share of the Consolidated Tax Liability under Code Section 1552 (i.e., the Tax Benefit Amount) shall be paid by Dominion Resources, Inc. to the other Members (the "Loss Members") which had tax deductions, losses and credits to which such payments by the Paying Members are attributable. The apportionment of such payments among Loss Members shall be in a manner that reflects the Consolidated Group's absorption of such tax attributes in the manner described in Section 2.1(e) below. The payments to the Loss Members for their tax attributes shall be pursuant to a consistent method which reasonably reflects such items of loss or credit (such consistency and reasonableness to be determined by the Designated Official).

(ii) Notwithstanding the provisions of section 2.1(d)(i), the Tax Benefit Amount allocated to DRI and paid to DRI as a result of its being a Loss Member shall be limited to the lesser of the tax benefit of it's interest deduction attributable to Acquisition Indebtedness or the tax benefit of it's separate tax loss. The portion of DRI's tax benefits which cannot be allocated and paid to DRI due to the operation of this Section shall be reallocated to Paying Members of the Consolidated Group other than DRI in accordance with the principles contained in section 2.1(b)(i).

(e) In apportioning the payments to Loss Members for the Tax Benefit Amount pursuant to Section 2.1(d) hereof:

(i) any consolidated net operating loss ("NOL") shall be allocated among the group Members pursuant to Regulations Section 1.1502-21(b). To the extent the consolidated NOL is carried back, any Member's individually allocable NOL shall be deemed carried back and utilized in proportion to the amount that the Member's NOL bears to the consolidated NOL. Analogous principles shall apply in the case of NOL carryforwards;

(ii) with respect to each type of credit used to offset all or a portion of the Consolidated Tax Liability otherwise payable, such credit shall be allocated among the Members by crediting to each Member an amount of credit which that Member would have available to utilize on a separate return basis in a manner consistent with the method set forth in Section 2.1(e)(i) above.

(iii) the cost of any credit recapture which results in the payment of tax shall be specifically allocated to the Member whose credit is recaptured determined in a manner consistent with the provisions of Section 2.1(e)(i) above.

(f) The allocation of tax shall be subject to further adjustment from time to time on account of the payment of additional tax or the receipt of a refund attributable to either the filing of an amended return or on account of the results of an audit conducted by the Internal Revenue Service or other relevant taxing authority.

Section 2.2 Other Taxes. (a) DRI will prepare and file (or cause to be prepared and filed) all returns of Other Taxes which are required to be filed with respect to the operations of DRI and its subsidiaries. In the event any taxing authority requires or permits that a combined, consolidated or unitary return be filed for Other Taxes, which return includes both DRI and a subsidiary, DRI may elect to file such return and shall have the right to require any Member to be included in such return. DRI will advise each of its subsidiaries included in each Other Return and each governmental office in which any Other Return is filed. Other Taxes shall be allocated among the DRI Group in a manner that is consistent with the method set forth in Article 2 hereof. Furthermore, amounts due to or from DRI with respect to Other Taxes, shall be determined in a manner consistent with Sections 2.1(b) and 2.1(d).

(b) Each Member of the DRI Group that does not file an Other Return together with any other Member of the DRI Group shall be solely responsible and obligated to pay the tax liability with respect to such return from its own funds. Such returns shall be prepared and filed by DRI or the Member filing the Other Return.

(c) If any Member of the DRI Group is required to file a combined, consolidated or unitary return for Other Taxes with another Member of the DRI Group, but not with DRI (an "Other Taxes Subgroup"), then DRI shall have the rights, powers and obligations to file such tax returns and apportion among and, collect and remit from, the applicable Members such Other Taxes as the rights, powers and obligations given to DRI under this Agreement with respect to the Consolidated Tax Liability. Such returns shall be prepared and filed by DRI. If the right to file a combined, consolidated or unitary return for Other Taxes is optional, then DRI shall decide which of its subsidiaries should, to the extent permitted by law, join in filing of such return.

Section 2.3 Member Tax Information. The Members of the Consolidated Group shall submit the tax information requested by the Designated Official of DRI in the manner and by the date requested, in order to enable the Designated Official to calculate the amounts payable by the Members pursuant to Article 3 hereof.

ARTICLE III.
RESPONSIBILITY FOR TAX; INTERCOMPANY PAYMENTS
---------------------------------------------

Section 3.1 Responsibility. Assuming the Members of the Consolidated Group have fulfilled their obligations pursuant to this Article III, then DRI will be solely responsible for, and will indemnify and hold each Member of the Consolidated Group harmless with respect to, the payment of: (a) the Consolidated Tax Liability for each taxable period for which, as determined under Section 2.1 hereof, DRI filed a Consolidated Return or should have been filed; and (b) any and all Other Taxes due or payable with respect to any Other Return which is filed by DRI or should have been filed.

Section 3.2 Federal Tax Payments. (a) With respect to each Consolidated Return Year, the Designated Official of Dominion Resources, Inc. shall estimate and assess or pay to Members of the Consolidated Group their share of estimated tax payments to be made on a projected consolidated federal income tax return for each year. In making this determination, DRI shall elect a method for determining estimated tax and each Member shall follow that method. Such Members will pay, to DRI or be paid by DRI, such estimates not later than the 15th day of the 4th, 6th, 9th and 12th months of such Consolidated Return Year. With respect to any extension payment, the Designated Official of Dominion Resources, Inc. shall estimate and assess or pay to Members of the Consolidated Group their share of such extension payment. The difference between (1) a Member's estimated tax payments used for computation of the quarterly estimated payments plus their extension payments and (2) such Member's actual Tax Liability for any Consolidated Return Year as determined under Section 2.1(b) hereof, shall be paid to DRI or by DRI within sixty (60) days after the filing of the consolidated federal income tax return.

(b) DRI shall have sole authority, to the exclusion of all other Members of the Consolidated Group, to agree to any adjustment proposed by the Internal Revenue Service or any other taxing authority with respect to items of income, deductions or credits, as well as interest or penalties, attributable to any Member of the Consolidated Group during any Consolidated Return Year in which such Member was a Member of the Consolidated Group notwithstanding that such adjustment may increase the amounts payable by Members of the Consolidated Group under this Section 3.2 or Section 3.3 hereof. In the event of any adjustment to the Consolidated Tax Liability relating to items of income, deductions or credit, as well as interest or penalties, attributable to any Member of the Consolidated Group by reason of an amended return, claim for refund or audit by the Internal Revenue Service or any other taxing authority, the liability of all other Members of the Consolidated Group under paragraphs (a) of this Section 3.2 or Section 3.3 hereof shall be redetermined to give effect to such adjustment as if such adjustment had been made as a part of the original computation of such liability, and payment from a Member to DRI or by DRI to a Member, as the case may be, shall be promptly made after any payments are made to the Internal Revenue Service or any other taxing authority, refunds received or final determination of the matter in the case of contested proceedings. In such event, any payments between the parties shall bear interest at the then prevailing rate or rates on deficiencies assessed by the Internal Revenue Service or any other relevant taxing authority, during the period from the due date of the Consolidated Return (determined without regard to extensions of time for the filing thereof) for the Consolidated Return Year to which the adjustments were made to the date of payment.

Section 3.3 Other Tax Payments. Payments by a Member with respect to Other Taxes and required estimates thereof for which any other Member has joint and several liability shall be calculated and made by or to such Member in the same manner as that provided in Section 3.2. The principles set forth in Section 3.2 governing the determination and adjustment of payments as well as the method of payment to or from such Member with respect to federal income taxes shall be equally applicable in determining and adjusting the amount of and due date of payments to be made to or from such subsidiary with respect to Other Taxes and estimates thereof. Each Member shall pay, directly to the appropriate taxing authority, all taxes for which such Member is liable and for which no other Member has joint or several liability.

Section 3.4 Payment Mechanics. (a) Any payments to be made by a subsidiary of DRI pursuant to Section 2.1, 2.2, 3.2 or 3.3 hereof shall be made by such subsidiary to DRI by either promptly crediting as an offset against amounts owed to such Member by DRI or to the extent no amounts are owed to such Member by DRI, by cash payments to DRI. To the extent any payments are to be made to a subsidiary with respect to the use of such subsidiary's tax attributes by the Consolidated Group pursuant to Section 2.1, 2.2, 3.2 or 3.3 hereof, DRI shall make such payment to such subsidiary by either promptly crediting as an offset against amounts owned by such Member to DRI, or to the extent no amounts are owed to DRI by such Member, by cash payments to the Member.

(b) Tax payments by DRI with respect to any Consolidated Tax Liability shall be paid by DRI and shall be debited to the Member of the Consolidated Group for their respective shares of such Consolidated Tax Liability as determined pursuant to Article II hereof. Tax Refunds received by DRI with respect to any Consolidated Tax Liability, shall be paid by DRI to the Member of the Consolidated Group entitled to such Tax Refund, as determined.

(c) DRI shall be responsible for maintaining the books and records reflecting the inter-company accounts reflecting the amounts owned, collected and paid with respect to Taxes pursuant to this Agreement.

(d) DRI may delegate to other Members of the Consolidated Group responsibilities for the collection and disbursement of monies as required under this Agreement as well as responsibilities for maintaining books and records as required under this Agreement.

Section 3.5 Administration. The provisions of this Agreement shall be administered by the Designated Official of DRI. The interpretations of this Agreement by the Designated Official of DRI shall be conclusive.

ARTICLE IV.
Miscellaneous Provisions
------------------------

Section 4.1 Effect. The provisions hereof shall fix the rights and obligations of the parties as to the matters covered hereby whether or not such are followed for federal income tax or other purposes by the Consolidated Group, including the computation of earnings and profits for federal income tax purposes.

Section 4.2 Effective Date and Termination of Affiliation. This Agreement shall be effective with respect to all taxable years ending on or after January 28, 2000, in which any subsidiary of DRI is a Member of the Consolidated Group for any portion of the tax year. In the event that a party to this Agreement ceases to be a Member of the Consolidated Group, the rights and obligations of such party and each other party to this Agreement shall survive, but only with respect to taxable years including or ending before the date such party ceases to be a Member of the Consolidated Group.

Section 4.3 Notices. Any and all notices, requests or other communications hereunder shall be given in writing (a) if to DRI to Attention: Vice President, Tax, Facsimile Number: 804-771-4066 and (b) if to any other person, at such other address as shall be furnished by such person by like notice to the other parties.

Section 4.4 Expenses. Each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereby, including all legal and accounting fees and disbursements.

Section 4.5 Benefit and Burden. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors.

Section 4.6 Amendments and Waiver. No amendment, modification, change or cancellation of this Agreement shall be valid unless the same is in writing and signed by the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person against whom that waiver is sought to be enforced. The failure of any party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, promise, agreement or understanding at a future time.

Section 4.7 Assignments. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto and any attempt to do so shall be null and void.

Section 4.8 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 4.9 Entire Agreement. THIS AGREEMENT SETS FORTH ALL OF THE PROMISES, AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES AND REPRESENTATIONS AMONG THE PARTIES WITH RESPECT TO THE TRANSACTIONS

CONTEMPLATED HEREBY, AND SUPERSEDES ALL PRIOR AGREEMENTS, ARRANGEMENTS AND UNDERSTANDINGS BETWEEN THE PARTIES HERETO, WHETHER WRITTEN, ORAL OR OTHERWISE. THERE ARE NO PROMISES, AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES OR REPRESENTATIONS, ORAL OR WRITTEN, EXPRESS OR IMPLIED, AMONG THE PARTIES EXCEPT AS SET FORTH HEREIN.

Section 4.10 Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF Virginia.

Section 4.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original and together which shall constitute one instrument. The parties hereto specifically recognize that from time to time other corporations may become Members of the Consolidated Group and hereby agree that such new Members may become Members to this Agreement by executing a copy of this Agreement and it will be effective as if all the Members had re-signed.

Section 4.12 Attorneys' Fees. If any Member or former Member hereto commences an action against another party to enforce any of the terms, covenants, conditions or provisions of this Agreement, or because of a default by a party under this Agreement, the prevailing party in any such action shall be entitled to recover its costs, expenses and losses, including attorneys' fees, incurred in connection with the prosecution or defense of such action from the losing party.

Section 4.13 No Third Party Rights. Nothing in this Agreement shall be deemed to create any right in any creditor or other person or entity not a party hereto and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party.

Section 4.14 Further Documents. The parties agree to execute any and all documents, and to perform any and all other acts, reasonably necessary to accomplish the purposes of this Agreement.

Section 4.15 Headings and Captions. The headings and captions contained in this Agreement are inserted and included solely for convenience and shall not be considered or given any effect in construing the provisions hereof if any question of intent should arise.

Section 4.16 Departing Members

(a) In the event that any Member of the DRI Group at any time leaves the DRI Group and, under any applicable statutory provision or regulation, that Member is assigned and deemed to take with it all or a portion of any of the tax attributes of the DRI Group (including but not limited to NOL, credit carry forwards, and AMTC carry forwards), then to the extent that the amount of tax attributes so assigned differs from the amount of such attributes previously allocated to such Member under this agreement, the departing Member shall appropriately settle with the DRI Group. Such settlement shall consist of payment (1) on a dollar for dollar basis for all differences in credits, and, (2) in the case of NOL differences (or other differences related to other deductions), in a dollar amount computed by reference to the amount of NOL multiplied by the applicable tax rate relating to such NOL. The settlement payment shall be paid to DRI within sixty days after the Member leaves the DRI Group. The settlement amounts shall be allocated among the remaining Members of the DRI Group in proportion to the relative level of attributes possessed by each Member and the attributes of each Member shall be adjusted accordingly.

(b) Upon the departure of any Member from the DRI Group, such Member shall allocate its items of income, deduction, loss and credit between the period that it was a Member of the DRI Group and the period thereafter based upon a closing of the books methodology allowed under Treasury Regulation Section 1.1502-76(b)(2). The difference between (1) its prior estimated taxes or payments of Tax Benefit and (2) the amount of taxes due or payments of Tax Benefit due to that Member, shall be appropriately settled on the day such Member leaves the Dominion Resources, Inc. Group or on an alternative date mutually agreeable in writing to the Dominion Resources, Inc. Group and the departing Member.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in its name and on its behalf by one of its officers duly authorized.

[signatures continued]

EXHIBIT F

January 10, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Statement on Form U-1 of Dominion Resources, Inc. (DRI)
(File No. 70-9555)

Ladies and Gentlemen:

I am familiar with the statement on Form U-1, as amended, referred to above relating to the proposal by DRI to request authority to release jurisdiction it reserved over a proposed tax allocation agreement.

I am of the opinion that DRI is a validly organized and duly existing as a corporation under the laws of the State of Delaware; and in the event that the proposed transactions are consummated in accordance with such statement on Form U-1 and the Securities and Exchange Commission's order:

(a) all state laws applicable to the proposed transactions by DRI will have been complied with; and

(b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by DRI.

I hereby consent to the use of this opinion in connection with the above-referenced statement of Form U-1.

Very truly yours,

Sharon L. Burr Senior Counsel